RENEE M. HARDT
312-609-7616
rhardt@vedderprice.com


                                                                November 1, 2007



VIA EDGAR
---------

Ms. Sally Samuel
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re: Wilshire Variable Insurance Trust Information Statement (File Nos. 333-15881 and 811-07917)
                  -------------------------------------------------------

Dear Ms. Samuel:

         On behalf of the Wilshire Variable Insurance Trust (the "Trust"), electronically transmitted herewith is the Trust's definitive information statement. This letter is also in response to the comments you provided on October 24, 2007 during our telephone conference regarding the preliminary information statement filing of the Trust.

         1. COMMENT: You referred to the first paragraph on page 2 under the heading "Change in Control of Subadviser to the International Equity Fund" and requested that disclosure be added explaining why the subadvisory agreement was not submitted to shareholders.

         RESPONSE: The following sentence has been added to that paragraph: The subadvisory agreement with PanAgora was not submitted to shareholders of the Fund as permitted by the Trust's exemptive order.

         2. COMMENT:   You referred to Item  22(c)(11) of Schedule 14A and noted
that the Item requires disclosure regarding the factors considered by the Board in approving the subadvisory agreement and the conclusions reached.

         RESPONSE: As noted in the disclosure on page 3, because the new subadvisory agreement was the same as the prior agreement, including in particular the nature, extent and quality of services to be provided by the Subadviser and the subadvisory fee schedule, the Board concluded that, in connection with the change in control of the Subadviser, it need not reconsider all of the factors it would typically consider as part of initial contract approval or contract renewal. Accordingly, the disclosure regarding the factors considered and conclusions reached by the Board at its June 1, 2007 meeting has not been revised. However, disclosure regarding the factors considered by and conclusions reached by the Board when it approved the prior subadvisory agreement at its May 2006 meeting has been added.

         3. COMMENT:   Provide a "Tandy letter."

         RESPONSE: A Tandy letter is included with this filing.

                                      * * *

         The Trust intends to mail the definitive information statement as soon as possible. Please call me at (312) 609-7616 if you have any questions.

                                              Very truly yours,

                                              /s/ Renee M. Hardt
                                              ------------------
                                              Renee M. Hardt

RMH/ser